Filed by Encana Corporation Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6 of the Securities Exchange Act of 1934
Subject Company: Newfield Exploration Company Commission File No. for Registration Statement on Form S-4 filed by Encana Corporation: 333-228666

2019 Special Meeting of Shareholders

Special Meeting of Shareholders

Date: Tuesday, February 12, 2019

Time: 08:00 a.m. MT (10:00 a.m. ET)

Location: Oddfellows Building

Ballroom (Floor 4)

100 – 6 Avenue S.W.

Calgary, Alberta, Canada

The purpose of this meeting is to:

1.

approve the issuance of Encana Corporation’s (the “Corporation”) common shares, no par value, to stockholders of Newfield Exploration Company, a Delaware corporation (“Newfield”), in connection with the Agreement and Plan of Merger, dated as of October 31, 2018, by and among the Corporation, Neapolitan Merger Corp., a Delaware corporation and an indirect wholly-owned subsidiary of the Corporation, and Newfield (the “share issuance proposal”); and

2.	approve the adjounment of the Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to approve the share issuance proposal.

Shareholders of record at the close of business on January 8, 2019 will be entitled to vote at the meeting.

Please see the Notice of Special Meeting and Joint Proxy Statement/Prospectus for further information.

Meeting materials

•	Notice of Special Meeting and Joint Proxy Statement/Prospectus

Voting options and instructions

As an owner of Encana Corporation common shares, you will receive a proxy or voting instruction form in your Special Meeting materials package.

Common shareholders of record at the close of business on January 8, 2019 are entitled to vote at the Special Meeting of Shareholders being held on February 12, 2019. You can vote by Internet, telephone, facsimile, or mail. Voting options will vary depending on whether you are a registered or a beneficial shareholder.

Registered shareholders have a physical share certificate registered in their name and the certificate represents the number of shares owned.

If you are a registered shareholder, your voting options include:

•	vote via the Internet www.astvotemyproxy.com and follow the instructions

•	vote by telephone at 1-888-489-5760 (toll free in Canada & U.S.)

•	vote by facsimile at 1-866-781-3111 (toll free in Canada & U.S.) or 1-416-368-2502 (outside Canada & U.S.)

•	vote by mail as outlined on the reverse side of your proxy voting form (English)

Beneficial (non-registered) shareholders hold their shares through a broker, trustee or bank. If you are a beneficial shareholder, please follow the instructions provided in your Special Meeting materials package. The majority of beneficial shareholders will have the following options available to them:

For beneficial shareholders with a Canadian broker, trustee, etc.

•	Vote via the Internet at www.proxyvote.com (English or French)

•	Vote by telephone at 1-800-474-7493 (English)

•	Vote by telephone at 1-800-474-7501 (French)

•	Vote by mail as outlined in the Special Meeting materials received

For beneficial shareholders with a U.S. broker, trustee, etc.

•	Vote via the Internet at www.proxyvote.com (English or French)

•	Vote by telephone at 1-800-454-8683

•	Vote by mail as outlined in the Special Meeting materials received

IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance, transfer or solicitation of securities in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Encana and Newfield, Encana has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that includes a Joint Proxy Statement of Encana and Newfield that also constitutes a Prospectus of Encana (the “Joint Proxy Statement/Prospectus”). The registration statement was declared effective by the SEC on December 26, 2018 and Encana and Newfield commenced mailing the definitive joint Proxy Statement/Prospectus to their respective shareholders on or about January 8, 2019 in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ENCANA AND NEWFIELD ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENCANA, NEWFIELD, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by Encana and Newfield through the website maintained by the SEC at www.sec.gov. Investors may also obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with Canadian securities regulatory authorities by Encana, through the website maintained by the Canadian Securities Administrators at www.sedar.com. In addition, investors and security holders may obtain free copies of the documents filed with the SEC and Canadian securities regulatory authorities on Encana’s website at www.encana.com or by contacting Encana’s Corporate Secretary. Copies of the documents filed with the SEC by Newfield are available free of charge on Newfield’s website or by contacting investor relations.

PARTICIPANTS IN MERGER SOLICITATION

Encana, Newfield and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the shareholders of Encana and the stockholders of Newfield in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the definitive Joint Proxy Statement/Prospectus described above filed with the SEC and Canadian securities regulatory authorities. Additional information regarding Encana’s directors and executive officers is also included in Encana’s Notice of Annual Meeting of Shareholders and 2018 Proxy Statement, which was filed with the SEC and Canadian securities regulatory authorities on March 23, 2018, and information regarding Newfield’s directors and executive officers is also included in Newfield’s 2018 Proxy Statement, which was filed with the SEC on March 29, 2018. These documents are available free of charge as described above.